Exhibit 99.1

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com
georger@fundtech.com

Ruder Finn, Inc., New York
Justine Schneider
(212) 583-2750
schneiderj@ruderfinn.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
THIRD QUARTER OF 2007
-Quarterly Revenues Grow 24% Year-over-Year to $26.6 Million
-GAAP EPS 13 Cents
-Non GAAP EPS 19 Cents

JERSEY CITY, N.J. —October 29, 2007, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced financial results for the third quarter ended September 30, 2007. Fundtech posted quarterly revenues of $26.6 million, a 24% increase year-over-year, compared to third quarter revenues of $21.5 million in 2006 and 5% higher than second quarter 2007 revenues of $25.4 million.

On a GAAP (Generally Accepted Accounting Principles) basis, the Company reported net income of $2.2 million or $0.13 per diluted share, for the third quarter of 2007, compared with net income of $1.2 million, or $0.08 per diluted share, in the third quarter of 2006, and net income of $1.7 million, or $0.10 per diluted share, in the second quarter of 2007.

Excluding stock-based compensation and amortization of intangibles, Fundtech’s adjusted non-GAAP net income for the third quarter of 2007 was $3.1 million, or $0.19 per diluted share, compared with $2.5 million, or $0.16 per diluted share, in the third quarter of 2006 and $2.8 million, or $0.17 per diluted share, in the second quarter of 2007. The adjusted non-GAAP net income for the third quarter of 2006 also excluded amortization of capitalized software costs (See Schedule A attached to this news release -- Reconciliation to GAAP).

“During the third quarter we continued to post strong organic growth as our revenues increased organically by 20% compared to the third quarter of 2006.” said CEO Reuven BenMenachem.  “Looking ahead to 2008 I believe that our growth will continue to be strong. I believe that our large customers will expand their business with us as they seek to enhance the functionality and scope of their Global PAYplus implementations and I also believe that our leadership position in the global payments market will make us the preferred solution for other large banks that are seeking to overhaul their payments infrastructure.”

Other operational highlights:

•	During the third quarter Fundtech closed 77 new deals and added 6 new bank customers.
•	During the third quarter Fundtech closed 11 new system sales including 1 Global PAYplus, CASHplus, 1 WebACCESS, 3 PAYplus USA, 4 IGT plus, and 1 Transact CashIn.
•	The Global PAYplus deal and one of the IGT plus deals were with a major bank in the Pacific Rim that will implement both systems.
•
To support the current and expected growth of Global PAYplus revenues Fundtech has recruited approximately 30 technical people over the last six months and expects to add additional 25 before the end of 2007.

Reconciliation of GAAP results to non-GAAP results

Fundtech provides adjusted non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for, the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of the Company with a focus on the performance of its core operations. Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the Company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Fundtech’s non-GAAP results exclude stock-based compensation, and amortization of intangibles and for the quarters prior to the second quarter of 2007 also excluding amortization of capitalized software costs.

A detailed reconciliation of GAAP net income to non-GAAP net income is included in Schedule A, Reconciliation to GAAP which is attached to this news release.

Guidance

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

 For the fourth quarter of 2007 we expect revenues of between $29 million and $30 million, GAAP earnings per diluted share of between $0.13 and $0.18 and adjusted non-GAAP earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.19 to $0.24.

For fiscal 2007 we are increasing our revenue guidance and earnings per share guidance. We currently expect revenues of between $104.2 million and $105.2 million up from the previous guidance of $100.0 million to $101.5 million.

We expect GAAP earnings per diluted share of between $0.39 and $0.44 compared to our previous guidance of $0.37 and $0.43 and expect adjusted non-GAAP earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.66 to $0.71 up from our previous guidance of $0.63 to $0.70.

We estimate that for 2007 our income tax expenses will be approximately $1.3 million while net interest income will be approximately $2.0 million.

We estimate that amortization expenses for 2007 will be approximately $1.8 million and that stock compensation expenses will be approximately $2.7 million.

The Company’s guidance for the fourth quarter of 2007 and full-year 2007 assumes no change in the calculation of the Company’s tax provision, which currently assumes a full valuation allowance against the Company’s deferred tax assets.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. (ET) tomorrow, Tuesday, October 30, to discuss the Company’s third-quarter as well as 2007 financial guidance, and to answer questions from the investment community.

To participate, please call (866)-800-8651 or 1-617-614-2704 and ask for the Fundtech Call.

A replay of the conference call will be available for playback from 10:30AM (ET) October 30, until 11:59PM (ET) November 6. The replay may be accessed by dialing (888) 286-8010 or 617-801-6888, passcode 62426813.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until November 30.

About Fundtech

With thirteen offices on four continents, Fundtech Ltd is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the "financial supply chain" that enable banks to automate their corporate banking activities in order to improve efficiency, while providing their customers flexibility, convenience and control. Fundtech offers products in five business segments: payments, cash management, settlements, financial messaging, and post-trade securities settlement.

Fundtech is a publicly traded company, listed on NASDAQ (FNDT). The company was founded in 1993. For more information, please visit www.fundtech.com.

Forward Looking Statements:

This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to fourth-quarter revenues; fourth-quarter GAAP earnings per share; fourth-quarter adjusted non-GAAP earnings per share; full-year 2007 revenues; full-year 2007 GAAP earnings per share; and full-year 2007 adjusted non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2006. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this news release or to reflect the occurrence of unanticipated events.

# # #

Schedule A

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	September 30,	December 31,
	2007	2006
ASSETS

Current assets:
Cash and cash equivalents	$34,851	$28,616
Short term deposits	1,493	--
Marketable securities - short term	13,790	18,551
Trade receivables, net	26,415	25,058
Other accounts receivable, prepaid expenses and inventories	3,670	2,608

Total current assets	80,219	74,833

Severance pay fund	1,074	1,221
Long term lease deposits	642	639
Prepaid expenses	2,012	1,821
Property and equipment, net	13,484	11,944
Goodwill, net	22,384	18,979
Other assets, net	3,051	2,626

Total assets	$122,866	$112,063

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$1,752	$2,444
Deferred revenues	8,976	7,567
Accrued restructuring expenses	108	185
Employee and payroll accruals	5,624	4,483
Other accounts payable and accrued expenses	4,637	5,360
	-	-
Total current liabilities	21,097	20,039

Accrued severance pay	1,408	1,399
Accrued restructuring and other expenses	--	62
Other long term liabilities	1,676	777

Total liabilities	24,181	22,277

Shareholders' equity:
Share capital	46	46
Additional paid-in capital	150,479	146,611
Accumulated other comprehensive income (loss)	434	(196)
Accumulated deficit	(49,016)	(53,417)
Treasury stock, at cost	(3,258)	(3,258)

Total shareholders' equity	98,685	89,786

Total liabilities and shareholders' equity	$122,866	$112,063

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Revenues:
Software license	$4,098	$2,960	$13,505	$8,766
Software hosting	3,965	3,438	10,938	9,642
Maintenance	7,369	5,608	19,468	16,690
Services	11,213	9,492	31,298	27,309

Total revenues	26,645	21,498	75,209	62,407

Operating expenses:
Software licenses costs	125	111	248	412
Amortization of capitalized software development costs	--	394	394	1,182
Amortization of other intangible assets	281	319	1,106	957
Maintenance, hosting and services costs [1]	11,760	8,779	32,791	25,882
Software development [1]	4,863	4,241	13,994	12,086
Selling and marketing [1]	4,442	3,816	13,304	11,488
General and administrative [1]	3,358	2,962	9,746	8,952

Total operating expenses	24,829	20,622	71,583	60,959

Operating income	1,816	876	3,626	1,448
Financial income, net	593	542	1,559	1,514
Income taxes	(166)	(233)	(784)	(846)

Net income	$2,243	$1,185	$4,401	$2,116

Net income per share:
Net income used in computing income per share	$2,243	$1,185	$4,401	$2,116
Basic income per share	$0.15	$0.08	$0.29	$0.14
Diluted income per share	$0.13	$0.08	$0.26	$0.13
Shares used in computing:
Basic income per share	15,382,445	15,027,037	15,263,073	14,949,176
Diluted income per share	16,776,329	15,789,382	16,672,081	15,894,853

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$3,150	$2,480	$7,858	$6,107
Adjusted non-GAAP[2] net income per share	$0.19	$0.16	$0.47	$0.38
Shares used in computing adjusted non-GAAP[2] net income per share	16,776,329	15,789,382	16,672,081	15,894,853

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income	$2,243	$1,185	$4,401	$2,116
Amortization	281	713	1,500	2,139
Stock-based compensation	626	582	1,957	1,852

Adjusted non-GAAP[2] net income	$3,150	$2,480	$7,858	$6,107

[1] Includes charges for stock-based compensation in 2007 and 2006
[2] See Reconciliation to GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2007	2006	2007
CASH FLOWS FROM OPERATIONS:
Net income	$4,401	$2,116	$2,243
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	4,867	4,759	1,456
increase in trade receivables	(242)	(5,919)	(4,701)
(Increase) decrease in prepaid expenses, other accounts receivable and inventories	(1,504)	444	(334)
(Decrease) increase in trade payables	(463)	403	(520)
Increase (decrease) in deferred revenues	1,772	172	(4,325)
Increase in employee and payroll accruals	869	1,158	1,380
(Decrease) increase in other accounts payable and accrued expenses	(310)	(2,541)	642
Decrease in accrued restructuring expenses	(139)	(144)	(46)
Increase in accrued severance pay, net	156	85	55
Increase in accrued interest on marketable securities	(64)	(6)	(50)
(Gains) losses gains on disposition of fixed assets	(8)	8	(1)
Stock-based compensation	1,957	1,853	626
Increase in other long term payables	--	3	--

Net cash provided by (used in) operations	11,292	2,391	(3,575)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(17,265)	(37,451)	(5,860)
Proceeds from held-to-maturity marketable securities	23,180	33,322	10,774
(Investment in) maturity of short term deposits	(1,427)	216	1,405
Purchase of property and equipment	(4,763)	(3,738)	(1,431)
Decrease (increase) in long-term lease deposits and prepaid expenses	22	115	(1)
Investments in subsidiaries	(7,297)	--	--
Proceeds from sale of fixed assets	38	3	1

Net cash provided by (used in) investing activities	(7,512)	(7,533)	4,888

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	1,911	1,124	611
Decrease in long-term other liabilities	(61)	(80)	--
Investment in treasury stock, at cost	--	(1,893)	--

Net cash provided by (used in) financing activities	1,850	(849)	611

Effect of exchange rate on cash and cash equivalents	605	388	546

Increase (decrease) in cash and cash equivalents	6,235	(5,603)	2,470
Cash and cash equivalents at the beginning of the period	28,616	30,807	32,381

Cash and cash equivalents at the end of the period	$34,851	$25,204	$34,851

Appendix A
Investment in Subsidiaries
Working Capital	$689	$--	$--
Long term assets	1,999	--	--
Long term liabilities	--	--	--
Goodwill	4,609	--	--

	$7,297	$--	$--

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted non-GAAP net income as contained in the Company's press release:

	Three Months Ended						Nine Months Ended
	September 30,				June 30,		September 30,
	2007		2006		2007		2007		2006

Reconciliation of net income (loss) to adjusted non-GAAP net income:

Net income (loss)	2243[1	]	1185[1	]	1730[1	]	4401[1	]	2116[1	]
Amortization of capitalized
software development costs	--		394		--		394		1,182
Amortization of other intangible assets	281		319		416		1,106		957
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	78		55		79		229		167
Software development	100		39		99		260		112
Selling and marketing	119		117		124		393		367
General and administrative	329		371		364		1,075		1,206

Adjusted non-GAAP net income	$3,150		$2,480		$2,812		$7,858		$6,107

Adjusted non-GAAP net income per share	$0.19		$0.16		$0.17		$0.47		$0.38

Shares used in computing
adjusted non-GAAP net income per share	16,776,329		15,789,382		16,489,597		16,672,081		15,894,853

[1] Net income per share (diluted) was approximately $0.15 , $0.08 and $0.10 for the three months ended September 30, 2007 and 2006 and the three months ended June 30, 2007, respectively. Net income per share (diluted) was approximately $0.28 and $0.13 for the Nine months ended September 30, 2007 and 2006, respectively.